SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces Consolidated Financial Results Accumulated for the year ended in December 2002” dated February 11, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

Announces Consolidated Financial Results Accumulated

for the year ended in December 2002

Press Release, February 11, 2003 (16 pages)

For more information, please contact:

Charles E. Allen

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP, SP, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo—Brazil), (February 11, 2003) TELECOMUNICAÇÕES DE SÃO PAULO S.A -TELESP (NYSE: TSP; BOVESPA: TLPP) today announced its consolidated financial results for the year ended December 31, 2002. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of 10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated
Unaudited Figures in Reais MM	Dec-02	Dec-01	Variation

Net operating revenues	10,088	9,049	11.5%
EBITDA 1/	4,953	4,574	8.3%
EBITDA margin (%)	49.1	50.5	-1.4	p.p.
Operating income	771	802	-3.9%
Income before income tax, social contribution, prof.
sharing & minority interest	738	785	-6.0%
Net income	1,076	1,576	-31.7%

Shares outstanding (bn)	494.4	494.4	0.0%
EPS (000)	2.18	3.19	-31.7%

Installed Lines (switching) (000)	14,356	14,347	0.1%
Lines in service (000)	12,506	12,616	-0.9%
Telephone density (per 100 inhab.)	32.9	33.8	-0.9	p.p.
LIS/employee	1,314	1,198	9.7%
Digitalization (%)	96.1	95.7	0.3	p.p.

1/ EBITDA = operating income + depreciation

Highlights of the Period

•	ADSL — is being offered under the brand name “SPEEDY” and reached 333,281 clients in December 2002, increasing 8.7% in relation to the 3Q02, when there were 306,539 clients. In relation to the 198,306 clients in December 2001, the growth is 68.1%.

•	Domestic and International Long Distance Services Deployment —Thanks to the anticipation in more than two years of the universalization targets, Telefónica was authorized to deploy the long distance service outside its concession area. Thus, ILD services started to be offered from May 7, 2002 on, and the inter-state DLD from July 29, 2002 onwards. By year’s end, the Company achieved estimated market shares of 32% and 36%, respectively.

•	The number of Average Lines in Service grew from 11,858,105 in 2001 to 12,551,630 in 2002, a 5.8% growth, equivalent to 693,525 units. Furthermore, the number of average lines in service decreased from 12,610,769 in the 4Q01 to 12,562,176 in the 4Q02, showing a small decrease of 0.4% registered mainly in the low income bracket client base. The total number of lines in service on December 31, 2002 was 12,505,888. It is worth noting the 1.3% increase in trunk lines during the last quarter.

•	Accumulated net operating revenues for the year 2002 reached R$10,088.1 million. Compared with the R$9,048.8 million recorded last year, it shows a R$1,039.3 million or a 11.5% raise. This results from the 5.8% increase in the average number of lines in service, the average tariff increase of 8.3% in June 2002 and mainly by the introduction of the domestic and international long distance services. Revenues for 4Q02 grew R$327.1 million, or 13.5% compared to 4Q02 due to the same reasons.

•	Accumulated EBITDA on a YoY basis grew 8,3%, reaching R$4,953.2 million. During the 4Q02, the EBITDA reached R$1,166.1 million, 7.5% lower than in 4Q01. The EBITDA margin for year 2002 was 49.1% or 1.4 p.p. lower than the one of the previous year. In 4Q02, this margin was 42.4% or 9.6 p.p. lower than the same quarter last year. These effects were mainly due to expenses related to the deployment of long distance services, taxes and the extraordinary write-off of operating assets consonant to the reduction in the investment caused by the accomplishment of Anatel’s targets.

•	The Accumulated Capex (Economic Sense) for the year 2002 was R$1,658 million, in line with the requirements of the Company after accomplishing the Anatel’s targets.

•	The total indebtedness of the Company as of December 31, 2002 was R$4.586,4 million and when subtracting R$890.5 million related to temporary gains in hedging operations, it drops to R$3,695.9 million. The net debt of the Company of R$3,205.2 million resulted from subtracting R$490.6 million of cash and cash equivalent.

Highlights about revenues

•	Accumulated Gross Operating Revenues for the year 2002 grew R$1,478.1 million or 12.1% compared to the previous year. The gross operating revenues in the quarter grew R$466.4 million or 14.2%, reaching R$3,739.4 million in the 4Q02 compared to R$3,273.0 million in 4Q01. As of December 31, 2002, the Company did not register any clients with outstanding bills that individually surpassed the 1% of the total accounts receivable.

The changes are explained as follows:

•	Monthly Rental Charge: totaled R$3,785.6 million along 2002, representing an increase of R$580.1 million, or 18.1% compared to last year, due to the increase in the average number of lines in service in the residential segment and a 13.9% tariff increase that occurred on June 28, 2002. When comparing 4Q02 with 4Q01, there was an increase of R$85.3 million or 9.4%, mainly explained by the tariff increase that took place on June 28, 2002, partially offset by the decrease in the average number of lines in service.

•	Installation Charge: amounted to R$110.6 million in 2002, compared to R$242.9 million in 2001, a reduction of 54.5%. When comparing the 4Q02 and 4Q01 there was also a reduction of R$6.5 million, or 19.0%. It is worth noting that in the year 2001, the efforts to accomplish Anatel’s targets peaked thus putting an end to the waiting list as early as September 2001.

•	Local Service Revenues: registered revenues of R$2,637.0 million for year 2002, showing an increase of R$197.5 million or 8.1% compared to the previous year, explained by a 5.6% traffic growth (exceeding pulses) and the tariff increase of 11.7% on June 28, 2002. In the quarterly comparison, there was a growth of R$35.6 million for the same reasons.

•	Others: increased R$47.5 million or 7.3% in 2002 when compared with the previous year, highlighting the digital 2M-ATB (Two Megabits-Area of Basic Tariff) access and “intelligent line” revenues, that offset the reduction in the revenues from change of address, line rental and sales of merchandize. In the quarterly comparison, figures remained rather stable.

•	DLD: grew R$801.3 million or 21.6% compared to the previous year, and R$347.0 million or 35.1% when comparing 4Q02 with 4Q01, explained by:

•	Fixed-to-fixed Long distance (intra-state): accumulated for 2002 grew R$138.7 million, or 11.5%, when compared to the previous year, mainly because of the average 14.9% tariff increase in the long distance basket that occurred on June 28, 2002, including the productivity gain of 4%, and also due to the increase in traffic, partially offset by promotional discounts in long distance services through the “Super 15”. In the quarterly comparison, there was a growth of R$17.5 million, or 5.2%, for the same reasons.

•	Fixed-to-fixed Long distance (inter-state): reached R$255.5 million in 2002, while the 4Q02 on its own contributed with R$189.3 million. With this service starting in July 2002,

the estimated market share for outgoing calls from São Paulo has reached 36% as measured at the end of December, 2002.

•	Fixed-to-mobile revenues: presented an increase of R$407.1 million or 16.2% in 2002 compared to 2001 due to both the traffic growth and the tariff adjustment in February, 2002 for VC1 (average increase of 19.21%), VC2 (increase of 21.99%), and the introduction in July 29, 2002 of the inter-state, or VC3, which registered a 21.99% tariff increase in February 2002. In the quarterly comparison, an increase of R$140.2 million or 21.5% was due to the same reasons.

•	ILD: on April 2002, Anatel (National Telecommunications Agency) authorized Telefónica to provide international long distance calls with the access code 15, following the anticipation in more than two years of the Anatel’s targets. In that sense, revenues of R$39.5 million were achieved in 2002, while the 4Q02 contributed with R$21.9 million. With the start of operations taking place in May 2002, outgoing ILD calls from the state of São Paulo allowed the Company to reach an approximate market share of 32% by the end of 2002.

•	Interconnection Revenues: showed a reduction of R$115.2 million or 8.4% when comparing 2002 with 2001, mainly due to a reduction in the revenues from EILD (Wholesale of Dedicated Lines) resulting from the renegotiation of contracts. There was a decrease of R$20.1 million or 5.9% in the quarterly comparison due to the same reasons in addition to the increase in the market share as a result of the success achieved by the “Super 15” campaign.

•	Public Telephony: the accumulated revenues for 2002, when compared to the previous year, grew R$10.6 million or 6.0% mainly due to the 8.0% tariff increase in June 28, 2002 and the sale of pre-paid cards, partially offset by the payment to the other operators. In the quarterly comparison, there was a decrease of R$8.4 million or 14.6%. It is worth noting that revenues from public telephone cards are deferred and accounted for, when the cards are effectively used.

•	Business Communication: revenues for 2002 reached R$437.6 million, an increase of R$65.4 million or 17.6% compared to 2001. The increase in revenues was caused by the higher number of “Speedy” clients (“Speedy” is the Telefónica ADSL Service Brand Name) which was partially offset by the reduction of the revenues of Dedicated Digital Line Service (SLDD). In the quarterly comparison, the business communication revenues grew R$15.7 million or 15.6% for the same reasons.

•	Directories: revenues fell R$16.4 million or 81.8% when comparing 2002 with 2001, as a result of the reduction in the subscriber base. When comparing 4Q02 with 4Q01, a reduction of R$4.1 million or 80.2% is shown for the same reasons.

Operating Expenses Highlights

Accumulated Operating Expenses for 2002 grew R$660.0 million or 14.7% compared to the previous year. In the quarterly comparison, the growth was R$421.5 million or 36.3%, explained as follows:

•	Personnel expenses in 2002 fell by R$11.6 million or 1.9% compared to the previous year mainly due to the reduction in headcount. In the quarterly comparison, personnel expenses dropped R$10.9 million or 6.6% for the same reason.

•	General and administrative expenses for the year 2002 grew R$521.0 million or 15.8% compared to the previous year. In the quarterly comparison, an increase of R$229.9 million or 27.6% is recorded.

The General and Administrative Expenses changes are explained as follows:

a)	Materials showed a R$48.0 million or 30.9% reduction, when compared to 2001. The main reasons are the reduction in the expenses of material for plant maintenance and the reduction in the cost of material for infrastructure, resulting from the reduction of investments after the accomplishment of the Anatel’s targets. As for the quarterly comparison, there was a reduction of R$12.5 million or 34.7%, due to the same reasons.

b)	Outsourcing expenses for the year 2002 increased R$166.2 million or 12.2% compared to the previous year. The main causes for that are the increased expenses in electric power, data processing and advertising. When comparing 4Q02 with 4Q01, there was an increase of R$96.5 million or 30.2%, due to the same reasons.

c)	Inter-connection expenses grew R$343.0 million or 21.0% when comparing 2002 with 2001 due to a fixed-to-mobile traffic increase and payments to other operators. In the quarterly comparison, a R$138.1 million or 31.9% growth was recorded because of the aforementioned reasons.

d)	Other Expenses for 2002 went up R$59.8 million or 43.6% compared to the previous year mainly due to an increment in the rental expenses of infrastructure, right of way, real estate and rental of poles. When comparing 4Q02 with 4Q01, the increase was R$7.8 million or 17.9%, mainly due to pole rental and right of way expenses.

•	Taxes showed an increase of R$37.2 million or 29.7% when comparing 2002 and 2001, due to the FUNTTEL – Fundo para o Desenvolvimento Tecnológico das Telecomunicações (representing 0.5% of the Net Operating Revenue), in effect since March 2001.

•	Provisions for bad debt presented an increase of R$52.9 million, or 16.6%, when comparing 2002 and 2001. It corresponds to 3.7% of total net revenues. The main reasons are the growth in the average plant in service and consequent increase in revenues, as well as the increase in the percentage provisioned of billed revenues. When comparing 4Q02 with 4Q01, the provisions decreased R$12.1 million, and represents 3.5% of the net revenues. The provisions for bad debt are set in accordance to the conservatism accounting principle adopted by the Telefónica Group. Nevertheless, the Company continues focusing its efforts to keep this variable under control.

•	Other operating revenues (expenses) registered a negative variation of R$71.7 million in 2002 compared to 2001. The main reasons are the provision for an adjustment in the market value of on-sale materials and certain operational fixed assets write-off resulting from the end of the efforts to accomplish the Anatel’s targets. In the quarterly comparison, the negative net result of R$201.6 million is due to the same reasons.

•	Depreciation grew R$466.2 million or 19.6% in 2002 compared to 2001, mainly due to the growth of the average number of installed lines, consequent of the activation of assets and facilities. In the quarterly comparison, the growth reached R$82.8 million, or 13.1% due to the same reason.

•	Net Financial Revenues / (Expenses): when comparing 2002 with 2001, a reduction in the negative financial results of R$56.0 million is registered. In 2002 the Company constituted the Provision for Interest on Capital Networth in the amount of R$585.3 million while in the last year it was R$1,060.4 million. Excluding these values, the net financial expenses increased by R$419.1 million due to the growth registered in the average indebtedness of the Company, net of coverage, which rose from R$3,156.4 million in 2001 to R$3,863.8 million in 2002. It is noteworthy to clarify that the protection against the effects of the exchange rate devaluations was obtained through hedging operations.

Net Financial Revenues			Variation
	Dec/02	Dec/01%		R$
Results of Financial Operations	(0.5)	0.2	(350.0)	(0.7)
Interest on Company’s net worth	(585.3)	(1,060.4)	(44.8)	475.1
Results of Hedging (Book Value)	1,218.0	190.8	538.4	1,027.2
Interest on Debt	(316.7)	(232.4)	36.3	(84.3)
Monetary and Exchange Variation	(1,655.6)	(294.3)	462.6	(1,361.3)

Net Financial Revenues – R$ million	(1,340.1)	(1,396.1)	(4.0)	56.0

NON-OPERATING REVENUES (EXPENSES) showed a negative variation of R$16.2 million, or 96.1%, when comparing 2002 and 2001, mainly due to gains obtained from fixed asset write-offs and reduction of investments, partially counterbalanced by the reductions in the revenues from fines, besides the provisions for losses in capitalized investments. In the quarterly comparison, the negative result of R$35.7 million was due to the same reasons.

LOANS AND FINANCING: As of December 31, 2002, the Company had R$4,169.7 million in loans and financing denominated in foreign currency, from which R$3,937.2 million were obtained at fixed interest rates, and R$232.5 million were obtained at variable interest rates (Libor). Even though most of the debt has been contracted with fixed interest rates in foreign currency, all the debt was effectively converted into CDI variable interest rate facilities nominated in local currency, by means of Swap contracts. With the additional R$416.7 million debt in local currency, the debt totals R$4,586.4 million. Subtracting from this value R$890.5 million (temporary gains in hedging), the liabilities drop to R$3,695.9 million and the net indebtedness totals R$3,205.2 million when subtracting the R$490.6 million of cash and cash equivalents.

The Company invests the surpluses of cash and cash equivalents of R$490.6 million (R$206.3 million as of December 31, 2001) mainly in short term instruments, based on the variation of the CDI. Book value of those instruments are close to market value, because of their short-term maturity.

RECENT AND IMPORTANT EVENTS

•	Telesp announced the spin-off of its Packaged Networks Subsidiary. On August 03, 2000, the total subsidiary of Telesp, Telefônica Empresas S.A., was established to provide packaged network switched services. On October 10, 2000 the Board of Directors approved a proposal to the segmentation of the business related to the said packaged network switched service, then directly rendered by Telesp, through a transfer of the assets associated with the service to Telefonica Empresas S.A., a non-listed company. This measure intends to increase the efficiency in rendering said services employing state-of-the-art technology and thus, create value to clients, shareholders and the Company itself. The assets transfer to the new Company was submitted to the General Shareholders Meeting on October 27, 2000. The valuation appraisals were approved and the capital increase of the new society was subscribed by the Company by means of cash and fixed assets. The authorization to render the said services was also transferred at the occasion. In the General Shareholders Meeting held on January 30, 2001, the Equity valuation report was approved and the capital reduction of the resulting Company. The proportional value to the spun-off equity is R$207,799,377.95 without any modification in the number, the rights and the kind of the Company’s shares. The filing of the Company was approved and the company’s shares started to be traded from May 28, 2001 on. This operation does not imply into any harm to existing compromises of the Company and in particular, the transference of any asset linked to the concession for STFC (Fixed Line Switched Transmission Services). ANATEL, according to Law # 9,472 of 07/16/1997, has approved this operation. The services provided by the Company and corresponding tariffs are regulated by ANATEL.

•	Ceterp acquisition. On December 22, 1999, the Company acquired, in the privatization auction promoted by the Ribeirão Preto City Government, Ceterp – Centrais Telefônicas de Ribeirão Preto S.A. and its controlled subsidiary, Ceterp Celular S.A. On October 4, 2000, according to the privatization rules, the Company concluded the acquisition by means of a public tender offer for both ON and PN shares. After this, the Company had 96.97% of the preferred shares and 99.85% of the ordinary (voting) shares of Ceterp. On November 27, 2000, according to the Brazilian telecommunications market applicable rules, Ceterp sold its controlled company, Ceterp Celular. On November 30, 2000, the Company incorporated Ceterp S.A.

•	CVM edict # 371 – Pension Plan Accounting Procedures: The Company chose to register the liabilities related to pension plans directly in the “net equity” as of December 31, 2001, net from the corresponding tax effects, according to the Edict CVM # 371 published on December 13, 2000. As of December 31, 2002, the Company chose to immediately register all the actuary gains and losses in the financial statements. In the actuary valuation of those pension plans, the projected unitary credit method was adopted, being the assets of the plans accounted as of November 30, 2002 and November 30, 2001, respectively. For the cases of multi-sponsored plans (PAMA and PBS-A), the valuation of assets was done based on the Company’s liabilities for pension plans in relation to the total liabilities of the pension plan. The total value of the registered liability was R$145.1 million.

•	Law #10.303 from October 31, 2001: it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM – Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Board of Directors and the possibility to publish lengthy documents through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the society. The companies were given up to one-year period counting from the date the new Law was published (November 01, 2001), to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

•	“Interim Dividends” Payment: on October 07, 2002, the management of the Company informed its shareholders the payment of “interim dividends” in a total amount of R$339,000,000.00 (three hundred thirty nine million of reais), approved by Board of Directors at the meeting held on October 04, 2002. Based on the financial statements as of June 30, 2002 and according to article 28 of the Company’s by-laws and articles 204 and 205 of Law # 6404/76, the Company paid R$0.6867 per lot of thousand shares, common and preferred, starting on October 24, 2002.

•	Issuance of Promissory Notes of the Company: on October 08, 2002, the Company published a relevant fact informing that the Board of Directors, at a meeting held on October 04, 2002, unanimously approved the issuance of the first series of Promissory Notes of the Company. The issuance amounts to R$400,000,000. The Promissory Notes will pay interest equivalent to 105% of the one-day average rate “inter-financial deposits” (“Taxa DI”), “over extra group” interest, consisting of an annual percentage rate applicable to a period of 252 days, calculated and published by CETIP—Central de Custódia e Liquidação Financeira de Títulos (Securities Custody and Clearing Center). The Promissory Notes mature in 180 days, counted after the issuance date and there will be no guarantee. The initial announcement of the placement of the Promissory Notes was published on October 18, 2002.

•	Telesp acquires the IP Network from Telefônica Empresas: On December 10, 2002, the management of Telecomunicações de São Paulo – Telesp announced that its Board of Directors, on session held on December 10, 2002, decided to approve the proposal for the purchase, from Telefónica Empresas, of the business composed by the assets and contracts with customers related to the following services: (i) Switched IP (Internet Protocol): Services and infrastructure that allow the establishment of switched connections of remote users through the dial-up network; (ii) Speedy Link: Service rendered to Internet Service Providers (ISPs), that allows them to offer to their clients the use the broad band access to internet named Speedy. Furthermore, the Company wants to clarify that: (a) The present transaction is interesting to the Company since it enables the optimization of its operations, increases of synergies, in network development and speed in the commercial response to the market, as well as the establishment of business strategies; (b) The value of the purchase of the aforementioned services, their respective assets and contracts with clients was determined to be R$ 143,910,000.00 (one hundred forty three million, nine hundred ten thousand reais), according to the valuation made by an independent company, KMPG Corporate Finance S/C Ltda.; (c) Telesp requested the proper authorization from Anatel in order to deploy the Multimedia Communication Service (SCM), thus allowing the Company the direct exploitation of the services related to the assets/businesses to be acquired.

•	Modification of the Company’s by-laws: the Extraordinary General Shareholders Meeting, held on December 30, 2002, approved the modification of the heading of the article 7 and the 1st paragraph of article 27, and the removal of article 26 of the Company’s by-laws, in order to adapt them to Law # 10303/01. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital , without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, previously stated in the heading of article 7.

SUBSECUENT FACT

•	Fund raising with JBIC – Japan Bank for International Cooperation: On January 23, 2003, the Company contracted with the JBIC 29,762,500,000 of yens (equivalent to US$251.25 million), related to an agreement dated as of December 30, 2002. The maturity of the loan is six years and six months, with Yen Libor plus 1.25% interest rate, with no guarantee. The funds will be used for the expansion and modernization of the fixed telephony network. In order to reduce the risk of exchange rate variations, the Company has signed hedging contracts with financial institutions.

Tables

Table 1 shows the shareholding structure for Telesp and the historical summary. Table 2 has the Telesp Income Statement. Table 3 and the Table 4 show, respectively, the balance sheets and the operating highlights for TELESP. Table 5 shows tariffs rates, depreciation and Capex. Finally, Table 6 shows loans and financing, inflation, and foreign exchange rate figures.

Note: This press release contains forward-looking statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company management are forward looking statements. Some words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the Company may be different from the current Company expectations, and the reader should not place undue reliance on these forward looking statements. Forward-looking statements speak only as of the date they are made and the Company does not undertake any obligation to update them in light of new information or future developments.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previoulsy "Telesp Participações S/A")

Table 1.    Shareholding structure for Telesp

As of December 31, 2002

Telesp	Ordinary	Preferred	Total

Controlling Company	140,040,860,473	291,819,562,080	431,860,422,553
	84.34%	88.87%	87.35%

Treasury shares 1/	721,629,917	81,817,382	803,447,299
	0.43%	0.025%	0.16%

Others	25,279,346,129	36,452,510,659	61,731,856,788
	15.22%	11.10%	12.49%

Total number of shares	166,041,836,519	328,353,890,121	494,395,726,640

1/ Following the corporate restructuring and will remain in treasury to be cancelled in the future, in accordance to the Brazilian Corporate Law.

Capital stock—in thousands of R$ (as of 09/30/02):		5,978,074
Book Value per 1.000 shares (R$):		29.29
Capital stock—in thoudands of R$ (as of 12/31/02):		5,978,074

Tagline

Telecomunicações de São Paulo S/A—TELESP since November 30, 1999 (due to a corporate restructuring) is the new name of Telesp Participações S/A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the reorganization of Telecomunicações Brasileiras S.A., in May 22, 1998. TELESP is the principal supplier of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES thus privatizing the Company on July 29, 1998. TELESP’s operating concession expires on December 31, 2005, at which point it can be extended for a period of 20 years.

Telecomunicações de São Paulo S/A—TELESP acquired, in December 1999, voting and non voting shares of Centrais Telefônicas de Ribeirão Preto S/A—CETERP. The CETERP cellular operating division was sold afterwards.

In October 10, 2000, the Board of Directors approved the creation of an integral subsidiary to provide package network switched services and afterwards the Company promoted the partial spin-off of this subsidiary which is already a listed company.

TELESP’s business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees decisions, plans and regulatory measures.

TELESP became the first operator to file the corresponding information of the accomplishment of Anatel’s targets. Anatel has already granted the license, to permit Telesp to offer domestic and international long distance services to its customers, and also to extend its business out of its concession area (São Paulo) to the whole country.

The international long distance services started to be deployed on May 7th, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29th, 2002.

The Board of Directors of Anatel, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo, S.A.—Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company will offer voice and data services through points of presence, compossed of networks and telecommunication circuits.

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously “Telesp Participações S/A”)

Table 2. Consolidated income statements

For the months ended December 31, 2001 and 2002

Corporate Law Method

(Unaudited)

(in thousands of Brazilian reais—R$)

	Consolidated—Accumulated			Consolidated
	Dec-01	Dec-02	var.	4Q01	4Q02	var.

Gross operating revenue	12,198,987	13,677,097	12.1%	3,273,052	3,739,438	14.2%

Monthly basic rental charges	3,205,500	3,785,574	18.1%	906,306	991,605	9.4%
Installation charge	242,858	110,567	-54.5%	34,234	27,717	-19.0%
Local Service	2,439,430	2,636,976	8.1%	655,662	691,244	5.4%
Other	649,945	697,420	7.3%	185,793	185,787	-0.0%
DLD	3,714,981	4,516,237	21.6%	987,266	1,334,281	35.1%

Intra region	1,208,827	1,347,506	11.5%	334,356	351,859	5.2%
Inter region	—	255,482	100.0%	—	189,273	100.0%
Fixed to mobile revenues	2,506,154	2,913,249	16.2%	652,910	793,149	21.5%
ILD	—	39,525	100.0%	—	21,850	100.0%
Network Traffic	1,378,209	1,263,046	-8.4%	340,116	320,054	-5.9%
Public telephony	175,948	186,568	6.0%	57,818	49,400	-14.6%
Business Communications (except packages)	372,127	437,553	17.6%	100,762	116,492	15.6%
Phone directory	19,989	3,631	-81.8%	5,095	1,008	-80.2%

Taxes + others	(3,150,139)	(3,588,983)	13.9%	(850,046)	(989,285)	16.4%

Net operating revenue	9,048,848	10,088,114	11.5%	2,423,006	2,750,153	13.5%

Operating expenses	(4,474,952)	(5,134,957)	14.7%	(1,162,564)	(1,584,056)	36.3%

Payroll and related charges	(611,102)	(599,447)	-1.9%	(165,706)	(154,827)	-6.6%
General and administrative expenses	(3,290,461)	(3,811,426)	15.8%	(831,609)	(1,061,481)	27.6%
Materials	(155,398)	(107,378)	-30.9%	(35,967)	(23,488)	-34.7%
Outside Services	(1,361,612)	(1,527,768)	12.2%	(319,496)	(415,955)	30.2%
Interconnection expenses	(1,636,081)	(1,979,067)	21.0%	(432,396)	(570,451)	31.9%
Others	(137,370)	(197,213)	43.6%	(43,750)	(51,587)	17.9%
Taxes	(125,473)	(162,721)	29.7%	(34,229)	(48,056)	40.4%
Provisions	(319,545)	(372,452)	16.6%	(108,348)	(96,212)	-11.2%
Investment gains (losses)	4,540	15,709	246.0%	(7,627)	(6,836)	-10.4%
Other operating revenues / (expenses)	(132,911)	(204,620)	54.0%	(15,045)	(216,644)	1,340.0%

Earnings before interest taxes, depreciation and amortization—EBITDA	4,573,896	4,953,157	8.3%	1,260,442	1,166,097	-7.5%

Depreciation and amortization	(2,375,572)	(2,841,761)	19.6%	(633,216)	(715,977)	13.1%
Financial revenues	694,380	1,739,941	150.6%	(175,181)	(409,322)	133.7%
Financial expenses	(1,030,118)	(2,494,810)	142.2%	149,827	218,420	45.8%
Interest on company’s net worth	(1,060,392)	(585,278)	-44.8%	(1,060,392)	(585,278)	-44.8%

Operating income	802,194	771,249	-3.9%	(458,520)	(326,060)	-28.9%

Nonoperating revenues (expenses)	(16,828)	(32,999)	96.1%	(12,774)	(48,501)	279.7%

Income before income tax and social contribution	785,366	738,250	-6.0%	(471,294)	(374,561)	-20.5%

Income tax	(197,030)	(182,713)	-7.3%	115,836	93,914	-18.9%
Social contribution	(72,423)	(64,943)	-10.3%	41,371	34,622	-16.3%

Income before interest on company’s net worth reversion net worth	515,913	490,594	-4.9%	(314,087)	(246,025)	-21.7%

Interest on company’s net worth reversion	1,060,392	585,278	-44.8%	1,060,392	585,278	-44.8%

Net income	1,576,305	1,075,872	-31.7%	746,305	339,253	-54.5%

TELECOMUNICAÇÕES DE SÃO PAULO S/A — TELESP

(Previously "Telesp Participações S/A")

CNPJ Nº 02.558.157/0001-62

Table 3. Balance sheet

At December 31, 2001 and 2002

Corporate Law—Unaudited

(In thousands of reais—R$)

ASSETS	Consolidated	Consolidated
	Dec-01	Dec-02

Current assets	3,665,493	4,703,820

Cash and cash equivalents	206,298	490,640

Cash and bank accounts	10,114	32,371
Financial investments	196,184	458,269
Accounts receivable	3,388,781	4,179,589

Accounts receivable from customers	2,089,170	2,383,545
Allowance for doubtful accounts	(307,788)	(401,494)
Receivables from associated companies	3,215	3,403
Loans and financial investments	2,108	3,250
Recoverable taxes	1,074,054	1,003,093
Recoverable prepaid expenses	38,753	86,860
Maintenance inventories	454,624	193,499
Temporary gains from hedging	—	890,520
Other assets	34,645	16,913

Recoverable advances	70,414	33,591

Long-term assets	1,324,051	1,023,528

Loans and financial investments	28,922	9,825
Receivables from associated companies	92,301	47,056
Recoverable taxes	963,449	698,206
Other recoverable values	144,374	197,422
Recoverable advances	9,521	12,087
Other	579	11,219
Capitalizable investments	84,905	47,713

Permanent assets	17,838,369	16,633,584

Investments	142,193	172,993
Property, plant and equipment—net	17,515,212	16,222,866
Deffered results	180,964	237,725

Total Assets	22,827,913	22,360,932

LIABILITIES	Consolidated	Consolidated
	Dec-01	Dec-02

Current liabilities	6,125,558	5,167,290

Payroll and related charges	139,953	124,747
Suppliers	999,929	939,067
Income tax	135,586	48,845
Other taxes	445,784	509,682
Loans and financing	2,636,228	2,471,429
Payables to associated companies	69,881	38,586
Consignments	277,528	144,577
Dividends and interest on capital	1,063,742	777,932
Accrual for contingencies	7,882	37,502
Other liabilities	349,045	74,923

Long-term liabilities	2,001,406	2,709,379

Income tax	43,800	36,865
Loans and financing	1,367,804	2,114,968
Payables to associated companies	45,649	21,534
Accrual for contingencies	374,679	367,159
Other liabilities	169,474	168,853

Shareholders' equity	14,699,323	14,482,637

Share capital	5,640,184	5,978,074
Capital reserves	2,743,176	2,742,729
Profit Reserves	763,551	471,098
Retained earnings	5,552,412	5,290,736

Capitalizable Funds	1,626	1,626

Total liabilities	22,827,913	22,360,932

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously "Telesp Participações S/A")

Table 4. Operating Highlights

		Consolidated—Accumulated		var.		Consolidated			var.
		Dec-01	Dec-02			3Q02		4Q02

Capex
Capital Expenditure	R$ MM	4,534	1,658 5/	-63.4%		253 5/		497 5/	96.1%

Network
Access Lines—Installed (switching)		14,346,848	14,355,660	0.1%		14,319,825		14,355,660	0.3%
Installed Lines—Gain		1,861,131	8,812	-99.5%		(20,634	) 4/	35,835	73.7%
Access Lines in Service		12,616,006	12,505,888	-0.9%		12,560,848		12,505,888	-0.4%
Residential		9,363,815	9,269,615	-1.0%		9,329,916		9,269,615	-0.6%
Non-residential		1,487,520	1,505,464	1.2%		1,521,175		1,505,464	-1.0%
Trunk Lines		1,363,180	1,331,397	-2.3%		1,314,337		1,331,397	1.3%
Public Lines		333,143	324,520	-2.6%		323,848		324,520	0.2%
Internally used and test lines		68,348	74,892	9.6%		71,572		74,892	4.6%
Lines in Services—Gain		2,020,083	(110,118)	-105.5%		49,333		(54,960)	-211.4%
Average Lines in Service	(ALIS)	11,858,105	12,551,630	5.8%		12,518,835		12,562,176	0.3%
Digitalization	(%)	95.7	96.1	0.3	p.p.	95.9		96.1	0.2	p.p.

Traffic
Local Pulses—Registered	(pul 000)	33,686,407	35,872,048	6.5%		8,875,589		9,233,018	4.0%
Local Pulses—Exceeding	(pul 000)	23,790,869	25,124,482	5.6%		6,219,135		6,538,860	5.1%
Domestic Long Distance 1/	(min 000)	13,729,605	14,955,331	8.9%		3,609,877		4,174,964	15.7%
International Long Distance	(min 000)	—	28,953	—		10,398		16,922	62.7%
Monthly traffic per ALIS
Local	(pul)	237	238	0.6%		236		245	3.7%
DLD	(min)	96	99	2.9%		96		111	15.3%
ILD	(min)	—	0.2	—		0.3		0.4	62.2%

Others
Employees		10,529	9,515	-9.6%		10,015		9,515	-5.0%
LIS per Employee 2/		1,198	1,314	9.7%		1,254		1,314	4.8%
Monthly Net Op. Revenue per ALIS	(R$)	63.6	67.0	5.3%		68.9		73.0	5.9%
Telephone Density	(per 100 inh.)	33.8	32.9 3/	-0.9	p.p.	33.2		32.9 3/	-0.3	p.p

1/ Include intra-state, inter-state, VC1, VC2 and VC3

2/ End of period

3/ Population: 38,060,505—source Anate

4/ Deactivated due to technical reasons

5/ Includes capex for Long Distance

TELECOMUNICAÇÕES DE SÃO PAULO S/A — TELESP

(Previously "Telesp Participações S/A")

Table 5

Tariff rates (including taxes) — fixed line services

(in reais)

Date of Enforcement	Installation Charge	Monthly Basic Rental Charge			Pay Phone Unit		Local Pulses
		Residential	Business	Trunk line	Local	Credit
May 19, 1997 1/	82.17	13.82	20.73	27.64	0.06	0.06	0.08016
Feb 11, 1998	51.36
Sep 01, 1998	69.10
Dec 29, 1999 2/	75.56	16.26	24.39	32.53	0.06	0.06	0.08453
Jan 01, 2000	76.62	16.49	24.73	32.99	0.06	0.06	0.08571
Jun 22, 2000	76.62	19.77	30.79	41.06	0.070	0.070	0.09180
Jun 24, 2001	76.62	23.32	36.41	48.56	0.075	0.075	0.09180
Jun 28, 2002 3/	76.62	26.57	40.04	40.04	0.081	0.081	0.10257

Date of Enforcement	DLD (1 minute without discounts — normal rates)
	D1 (up to 50km)	D2 (from 50 to 100km)	D3 (from 100 to 300km)	D4 (over 300km)
May 19, 1997	0.07	0.12	0.18	0.24
Dec 29, 1999	0.07	0.13	0.19	0.26
Jan 23, 2000	0.07	0.13	0.19	0.26
Jun 22, 2000	0.09	0.15	0.20	0.27
Jun 24, 2001	0.10	0.16	0.22	0.30
Jun 28, 2002	0.108	0.173	0.237	0.347

Date of Enforcement	Interconnection (1 min. — without discounts)		Fixed to Mobile (1 minute-without discounts)
	TU-RL	TU-RIU	VC-1	VC-2	VC-3
Jan 01, 1997			0.373	0.801	0.912
Jul 13, 1998	0.036	0.067
Jun 22, 1999	0.040	0.072
Jan 01, 2000			0.378	0.812	0.925
Jan 27, 2000	0.040	0.072	0.412	0.886	1.009
Jun 22, 2000	0.046	0.080	0.412	0.886	1.009
Feb 03, 2001			0.453	0.953	1.084
Jun 24, 2001	0.050	0.086	0.453	0.953	1.084
Feb 01, 2002	0.050	0.086	0.498	1.037	1.180
Feb 08, 2003			from 0.5687 to 0.6360 [4]	1.265	1.439

1/	Installation charge was adjusted on November 1, 1997 and local pulse was adjusted on April 4, 1997
2/	The new tariffs started to be changed in January 12, 2000 in the CTBC concession area.
3/	Some services have differentiated tariff rates for the CTBC concession area (which was absorbed after the Company's restructuring): installation charge (R$ 64.84), local pulse (R$0.09826), DLD (D1=R$0.101, D2=R$0.146, D3=R$0.209 e D4=R$0.305) and interconnection (TU-RL=R$0.057 and TU-RIU= R$0.092). There are differentiated tariff rate for the CETERP concession area.
4/	From February 8, 2003 on, there are different tariffs for the several concession sectors where the calls are originated and terminated, according to the table approved by Anatel.

Note a) On June 25, 2002, according to the Acts 26.660 and 26.687, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustment of the commuted fixed line service. The Basic Plan increased in average by 8.28%, while the net maximumtariff of the Long Distance Basic Plan increased in average by 5.02%, thus incorporating the productivity gain of 4.0%, in accordance to the Concession Agreement.

Note b) On January 28, 2002, according to the Act 22.362, ANATEL (Agência Nacional de Telecomunicações) approved the tariff adjustmentof the CellularMóvil Service—SMC, with a increased in 9.9% for the VC1, whilethe VC2 increase 8.8%. These adjustmentsapply for all the TELESP concession área (sectors 31, 32 and 34 of the Region III), and the new tariffs started to be changed on February 1st, 2002.

Note c) The IGP-DI used in the formula to calculate the tariff was 9.40%.

Capex

The Company submitted to the Board of Directors the Budget for 2002, ammounting to R$1,800,000,000, discussed at the General Shareholder's Meeting, according to the Article 196, Law # 6404/76, modified on § 2nd by the Law 10.303 of 10/31/01.

The Company invested until December 31, 2002 the amount of R$1,658 million, including capex for Long Distance.

The Company submitted to the Board of Directors the Budget for 2003, ammounting to R$1,445,000,000, that will be submitted to the approval of the General Shareholder's Meeting, according to the Article 196, Law # 6404/76, modified on § 2nd by the Law 10.303 of 10/31/01. The source of the proceeds will be the cash flow of the Company and debt.

Depreciation Figures

(in million of reais—R$)

December 2002

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

	Cost	Accumulated Depreciation	Book Value
Property, plant and equipment	35,691	(19,998)	15,692
Work in progress	531	0	531
Total	36,221	(19,998)	16,223
Fully depreciated assets			8,544
Average depreciation rate (%)			10.57%

17

TELECOMUNICAÇÕES DE SÃO PAULO S/A—TELESP

(Previously "Telesp Participações S/A")

Table 6

Loans and Financing

(in thousand of reais)

	Currency	Interest Rate	Due Date	Balance as of Dec/02
				Short Term	Long Term	Total
Mediocrédito	US$	1.75%	2014	13,318	111,586	124,904
CIDA	CAN$	3.0%	2005	756	819	1,575
Comtel	US$	10.75%	2004	34,147	1,095,323	1,129,470
Loans in Foreign Currency			Until 2005	2,006,473	907,240	2,913,713
Loans in Local Currency		CDI	2003	416,735	—	416,735

Total				2,471,429	2,114,968	4,586,397

	Currency	Interest Rate	Balance as of Dec/02
Res. 2770	USD	1.0% a 32.55%	1,577,250
Res. 2770	JPY	1.05%	363,896
Res. 4131	USD	7.34% a 8.50%	216,869
Res. 4131	USD	Libor + 1.0% until Libor + 3.13%	148,987
Import Financing	USD	4.00% until 9.47%	86,525
Import Financing	USD	Libor + 0.25% until Libor + 1.75%	83,522
Debt Assumption	USD	4.55% until 27.50%	436,664
Total			2,913,713

InflationFigures

	IGP-M	IGP-DI
Jan - Dec 1999	20.10%	19.98%
Jan - Dec 2000	9.95%	9.80%
Jan- Dec 2001	10.37%	10.40%
Jan - Mar 2002	0.51%	0.48%
Jan - Jun 2002	3.48%	4.09%
Jan - Set 2002	10.54%	11.60%
Jan - Dec 2002	25.30%	26.41%
Source: Investnews—Gazeta Mercantil

Exchange Rate Figures

	R$/US$	var. % (YTD)
Dec 31, 1999	1.789	-48.03%
Dec 31, 2000	1.9554	-9.30%
Dec 31, 2001	2.3204	-18.67%
Mar 31, 2002	2.3236	-0.14%
Jun 30, 2002	2.8444	-22.58%
Sep 30, 2002	3.8949	-67.85%
Dec 31, 2002	3.5333	-52.27%
Source: Bloomberg

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: February 11, 2003	.	By:	/s/ CHARLES E. ALLEN
			Name:	Charles E. Allen
			Title:	Investor Relations Director